News Release
CIBC declares dividends
Toronto, ON — March 1, 2007 (CM: TSX; NYSE) — CIBC’s board of directors today declared a dividend of XX cents per share on common shares for the quarter ending April 30, 2007 payable on April 27, 2007 to shareholders of record at the close of business on March 28, 2007.
Class A Preferred Shares
 Other dividends per share for the quarter ending April 30, 2007, payable on April 27, 2007 to shareholders of record at the close of business on March 28, 2007, were declared as follows:

Series 18 — $0.343750
Series 19 — $0.309375
Series 23 — $0.331250
Series 25 — $0.375000
Series 26 — $0.359375
Series 27 — $0.350000
Series 28 — $0.020000
Series 29 — $0.337500
Series 30 — $0.300000
Series 31 — $0.293750
Series 32 — $0.237008*
(*for the period from February 14, 2007 to April 30, 2007)

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, 416-980-3714 or John Ferren, Vice-President, Investor Relations, 416-980-2088.